CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
January 17, 2012

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: Consol Energy Inc
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 10, 2011
Response Letter Dated January 13, 2012
File No. 001-14901

Dear Mr. Schwall:

This letter sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated January 13, 2012. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 24 Commitments and Contingent Liabilities, page 161

1.
We note your response to prior comment one. As previously requested, clarify if you are obligated to build the NWV RO/ZLD facility in the event that you ceased mining operations currently. If so, please further explain the basis for your accounting treatment of the related costs.

Company Response

In the event that the Company would cease mining operations, the Company would not be obligated to build the NWV RO/ZLD facility.

________________________

Based on the responses provided, I believe the Company has satisfied the staff's request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer